June 18, 2010

VIA EDGAR

Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     Schiff Nutrition International, Inc.
Form 10-K for the Year Ended May 31, 2009
Filed August 20, 2009
Proxy Statement on Schedule 14A
Filed September 24, 2009
Form 10-Q for the Quarter Ended August 31, 2009
Filed October 8, 2009
Form 10-Q for the Quarter Ended November 30, 2009
Filed January 8, 2010
Form 10-Q for the Quarter Ended February 28, 2010
Filed April 7, 2010
File No. 001-14608

Dear Mr. Owings:

On behalf of Schiff Nutrition International, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, we are providing the Company’s response to the additional comments provided in the letter dated June 14, 2010 (the “Supplemental Letter”) provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and addressed to Mr. Joseph W. Baty, the Company’s Executive Vice President and Chief Financial Officer.  The Supplemental Letter relates to the Company’s Form 10-K for the fiscal year ended May 31, 2009, the Company’s Form 10-Qs for the quarterly periods ended August 31, 2009, November 30, 2009 and February 28, 2010 and the Company’s Definitive Proxy Statement filed September 24, 2009. The material in italics below sets forth the Staff’s comment, followed by our response.

Proxy Statement on Schedule 14A

Executive Compensation, page 12

Compensation Overview, page 12

Components of Compensation, page 13

Performance-Based Long Term Awards, page 14

1.
We note your response to comment 6 in our letter dated May 18, 2010.  Please provide the numerical performance targets that are associated with the additional disclosure you propose to provide in future filings.

RESPONSE

The Company reiterates that it qualifies as a “smaller reporting company” under Item 10(f) of Regulation S-K, and as such is not required to comply with Item 402(b) of Regulation S-K.  However, the Company has voluntarily elected to provide an overview and summary of its compensation programs in its proxy statement, and to supplement such information with the additional disclosure proposed in our previous letter of response dated May 28, 2010. The Company respectfully submits that both its current and additional proposed disclosure meet and exceed its current disclosure requirements.  Therefore, as a smaller reporting company, we do not believe disclosure of the numerical performance targets data is required.

Form 10-Q for the Quarter Ended August 31, 2009

Form 10-Q for the Quarter Ended November 30, 2009

Form 10-Q for the Quarter Ended February 28, 2010

Exhibits 31.1 and 31.2

2.	We note your response to comment 8 in our letter dated May 18, 2010. Please tell us when you intend to file the amended Form 10-Qs.

RESPONSE

The Company filed amendments to the above-referenced Form 10-Q filings on June 18, 2010.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of its disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*             *             *             *

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible.  Please do not hesitate to contact the undersigned at 801-975-5186 with any questions or further comments the Staff may have regarding this filing or if you wish to discuss the above.

Warm regards,
Joseph W. Baty
Chief Financial Officer

cc:        Mr. Ronald E. Alper, Securities and Exchange Commission
Ms. Mara Ransom, Securities and Exchange Commission
Mr. Mark Faas, Deloitte & Touche
Mr. Charles Ruck, Latham & Watkins